SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 7 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,096,233.86	$4,581

(1)

Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 22,349,841 shares of Trimeris, Inc. common stock (based on 22,319,841 shares outstanding as of October 16, 2009, and 30,000 outstanding shares of restricted stock) by $3.60 per share, which is the offer price, plus (ii) $1,636,806.26 expected to be paid in connection with the cancellation of outstanding options.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,581	Filing Party: :	Arigene Co., Ltd.
Form or Registration No.:	Schedule TO-T	Date Filed: :	October 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 7 amends and supplements Items 1 through 12 in the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, and as amended on October 27, 2009, on November 4, 2009, on November 12, 2009, November 17, 2009, on December 18, 2009, and on December 24, 2009 by (i) RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2009, as amended and supplemented to date (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be amended or supplemented from time to time, and copies of which were filed as exhibits to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule TO as amended to date remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO and the sections of the Offer to Purchase cross-referenced therein are hereby amended and supplemented as follows:

“On December 29, 2009, the Parent issued a press release announcing termination of the Offer, which was made pursuant to the Merger Agreement, by and among the Parent, the Purchaser and the Company, because the Parent was unable to secure sufficient financing for purposes of funding the Offer and the Merger as of the expiration time of the Offer.

As of expiration of the Offer at 5:00 p.m., New York City time, on Monday, December 28, 2009, 19,311,216 shares of the Company’s common stock were tendered in the Offer, representing 86.4% of the outstanding shares of the Company’s common stock. The Parent and Purchaser have instructed the Depositary to promptly return all shares of the Company’s common stock tendered in the Offer to the tendering stockholders.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(G)	Press Release issued by Arigene Co., Ltd., dated December 29, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2009	RTM Acquisition Company

	By:	/s/ Sang-Baek Park
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

Date: December 29, 2009	Arigene Co., Ltd.

	By:	/s/ Sang-Baek Park
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer